Shareholder meeting
On December 1, 2004, a special Meeting of shareholders of the Fund was held to elect nine Trustees effective January 1, 2005. Proxies covering 24,723,343 shares of beneficial interest were voted at the meeting.

The shareholders elected the following Trustees to serve until their respective successors are duly elected and qualified, with the votes tabulated as follows:

	                                WITHHELD
	                FOR	        AUTHORITY
James F. Carlin	        24,483,702	239,641
Richard P. Chapman Jr.	24,487,828	235,515
William H. Cunningham	24,475,436	247,907
Ronald R. Dion	        24,481,243	242,100
Charles L. Ladner	24,488,401	234,942
Dr. John A. Moore	24,492,622	230,721
Patti McGill Peterson	24,460,756	262,587
Steven R. Pruchansky	24,481,243	242,100
James A. Shepherdson	24,483,702	239,641